UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2026
Commission File Number 1-15242
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐
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Explanatory note and Exhibits
This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Deutsche Bank’s Registration Statement No. 333-278331. For the avoidance of doubt, the section of the Earnings Report (contained in Exhibit 99.1) entitled “Risks and Opportunities” is intended to supplement, but not replace, the section “Risk Factors” in the Deutsche Bank’s 2025 Annual Report on Form 20-F.
Exhibit 99.1: Deutsche Bank AG’s Earnings Report as of September 30, 2026 (IASB IFRS).
Exhibit 99.2: Capitalization table of Deutsche Bank AG as of September 30, 2026 (IASB IFRS).
For non-U.S. purposes, Deutsche Bank publishes its Earnings Report and other financial reporting documents setting forth results prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the
European Union, including application of fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39 (“EU IFRS”, using the “EU carve out”). Fair value hedge accounting under the EU carve out is employed to minimize the accounting exposure to both positive and negative moves in interest rates in each tenor bucket thereby reducing the volatility of reported revenue from Treasury activities.
For U.S. reporting purposes, Deutsche Bank also publishes its Earnings Report prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), which does not permit use of the EU carve out (“IASB
IFRS”), but which is otherwise the same as EU IFRS. The Earnings Report using IASB IFRS is attached as Exhibit 99.1 hereto. The impact of the EU carve out is described in the section “Basis of preparation/impact of changes in accounting principles” thereof.
Forward-looking statements contain risks
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche
Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2025 Annual Report on Form 20-F filed with the SEC, under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
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Use of Non-GAAP Financial Measures
This document and other documents Deutsche Bank has published or may publish contain non-GAAP financial measures.
Non-GAAP financial measures are measures of its historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in its financial statements. Examples of its non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure

Net interest income in the key banking book segments	Net interest income

Revenues on a currency-adjusted basis (“ex-FX”)	Net revenues

Costs on a currency-adjusted basis	Noninterest expenses

Net assets (adjusted)	Total assets

Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)

Post-tax return on average tangible shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon)	Post-tax return on average shareholders’ equity

Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding
For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to (i) the section “Non-GAAP financial measures” of Exhibit 99.1 hereto and
(ii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of Deutsche Bank’s 2025 Annual
Report on Form 20-F.
When used with respect to future periods, non-GAAP financial measures Deutsche Bank uses forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such
IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Deutsche Bank Aktiengesellschaft
Date:      October 28, 2026

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Joseph C. Kopec____________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel
.